SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2004

REUTERS GROUP PLC

(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: June 3, 2004	By:/s/ Nancy C. Gardner

10 May 2004.        Thomas Henry Glocer

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Reuters Group PLC

2. Name of director

Thomas Glocer

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Thomas Glocer

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Re-investment of dividends paid on 6 May 2004

7. Number of shares / amount of stock acquired

33 ordinary 25p shares (5.527 ADSs)

8. Percentage of issued class

Not applicable

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary 25p shares

12. Price per share

$38.469 per ADS

13. Date of transaction

7 May 2004

14. Date company informed

10 May 2004

15. Total holding following this notification

217,091 shares, 4,766,244 Options and 2,853,314 LTIPs

16. Total percentage holding of issued class following this notification

–

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

Not applicable

18. Period during which or date on which exercisable

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved: class, number

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Not applicable

22. Total number of shares or debentures over which options held following this notification

Not applicable

23. Any additional information

Dividend was paid on 6 May 2004 and was automatically re-invested as part of a dividend re-investment plan.

24. Name of contact and telephone number for queries

Elizabeth Maclean – 020 7542 6706

25. Name and signature of authorised company official responsible for making this notification

Elizabeth Maclean

Date of Notification

10 May 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

13 May 2004.        Yankee Group Acquired From Reuters By Monitor Clipper Partners Led Investor Group

Acquisition Allows The Yankee Group to Reaffirm Its Leadership Role in Communications and Networking Research

BOSTON, Mass. — The Yankee Group, the world’s largest research and advisory firm focused exclusively on communications and networking, announced today that it has been acquired from Reuters by Monitor Clipper Partners and a group of private investors.

Founded in 1970, the Yankee Group was the world’s first research technology advisory firm. For more than 34 years, the Yankee Group has set the industry standard by helping clients go to market and deploy technologies successfully.

“We could not be more pleased with the outcome of this acquisition process and our new partners,” said Brian Adamik, Yankee Group President and CEO. “Throughout this process we focused on achieving the best outcome for our customers and employees. With access to the resources and relationships made available to us by these investors the Yankee Group has the ability to expand its world class customer service and product portfolio.”

“The Yankee Group has become a premier global brand by establishing a leadership position in its dynamic and constantly evolving market space,” said Mark Thomas, Managing Director of Monitor Clipper Partners. “As a result, Yankee Group is well situated to grow; both by addressing the ongoing needs of its existing customers for faster, more useful and relevant information, as well as by extending its product reach to serve new markets. Brian and his entire team are creative, talented and ready to roll. We believe there is extraordinary untapped potential here and we are delighted to partner with this team in building Yankee’s future.”

Among the group of private investors is Ted Philip, the former President, COO and CFO of Lycos, Inc. Mr. Philip intends to play an active role in this investment, including serving on the board of directors.

About the Yankee Group

The Yankee Group is the global leader in communications & networking research and consulting. The company helps businesses understand the opportunities, risks, and competitive pressures of developing, deploying, and consuming products and services that drive communication or information exchange. Now in its fourth decade, the Yankee Group is based in Boston with offices throughout North America and Europe.

About Monitor Clipper Partners

Monitor Clipper Partners (“MCP”) is a private equity firm formed in 1997 by principals of The Clipper Group, an experienced private equity firm, and Monitor Group a leading international strategy advisory and investment firm founded in 1983 with nearly 1,000 professionals in 25 offices worldwide. Monitor Clipper targets growth-oriented businesses with strong management teams that can benefit from the firm’s proprietary relationship with Monitor Group to generate superior risk-adjusted returns. MCP sponsors management buyouts, recapitalizations and late-stage growth equity investments. MCP recently raised its second investment fund with $800 million in total commitments, bringing their total equity under management to over $1.5 billion.

News Media Contact:

George Bates
Yankee Group
617-880-0284
gbates@yankeegroup.com

Kyle Arteaga
Reuters Group
646-223-5222
kyle.arteaga@reuters.com